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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           ALL-COMM MEDIA CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   016627101
                                 (CUSIP Number)

                                   Goida Wilk
                              377 Lange Leemstraat
                               Antwerpen, Belgium
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 10, 1996
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

         Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                          (Continued on following pages)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  Schedule 13D

CUSIP No.  016627101                  13D


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Newark Sales Corporation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Bahamas

                           7.       SOLE VOTING POWER
                                    -0-

                           8.       SHARED VOTING POWER
                                    -0-

                           9.       SOLE DISPOSITIVE POWER
                                    1,583,333

                           10.      SHARED DISPOSITIVE POWER
                                    -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,583,333

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                [ ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     33.19%

14.      TYPE OF REPORTING PERSON*
                                    CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT



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Item 5.  Interest in Securities of the Issuer.

         (a) and (b) Newark Sales Corporation ("NSC") holds 1,000 shares of Series C Convertible Preferred Stock (the "Preferred Stock") of All-Comm Media Corporation (the "Company") convertible, at the option of the holder, into 83,333 shares of Common Stock at a price of $6.00 per share. In addition, NSC holds warrants ("Warrants") to purchase an aggregate of 1,500,000 shares of Common Stock at a price of $3.00 per share. Assuming that the Preferred Stock and the Warrants were converted and exercised, as the case may be, and that the total number of outstanding shares of the Company's Common Stock is 3,186,734 prior to such conversion and exercise, the number of shares owned by NSC would represent approximately 33.19% of the total outstanding.

         (c) Pursuant to a private placement ("Private Placement"), on June 13, 1996, NSC purchased from the Company a Convertible Note in the principal amount of $500,000 (the "Note"). The Note is payable on June 1, 1998 and accrues interest at the rate of 8% per annum. The interest rate will be raised to 24% if by January 3, 1997, the Company will not have filed a registration statement (the "Registration Statement") with respect to the Common Stock issuable upon conversion and exercise of the Note and the Warrants, respectively. For each $100,000 of principal amount NSC also received Warrants to purchase 300,000 shares at $3.00 per share for a period of three years. The expiration date of the Warrants will be extended by one day for each day after February 1, 1997 on which the Registration Statement is not in effect.

         On September 10, 1996, NSC and the Company agreed to rescind the purchase of securities under the Private Placement and enter into a new private placement purchase agreement whereby NSC purchased securities having an equivalent value except that, instead of the Note, NSC purchased the Preferred Stock.


Item 6.  Contracts, Arrangements, Understandings or Relationships

Item 7.  Material to be Filed as Exhibits

         1.  Letter of recission and purchase dated September 10, 1996.


         2.  Certificate of Designation of Series C Convertible
         Preferred Stock.





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                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: November 13, 1996



                                                     NEWARK SALES CORPORATION


                                                     By: /s/ Goida Wilk
                                                         ______________________
                                                         Goida Wilk, President